UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES ACT OF 1934

RENT-WAY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value
(Title of Class of Securities)

n/a*
(CUSIP Number of Class of Securities)

William E. Morgenstern
Chairman of the Board and Chief Executive Officer
One Rent-Way Place
Erie, Pennsylvania 16505
(814) 455-5378

        (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

John J. Zak, Esq.
Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, New York 14203
(716) 856-4000

CALCULATION OF FILING FEE

Transaction valuation**	Amount of filing fee
$23,971,983	$4,794.40

*   There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 76009U104.

**  Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,287,403 shares of common stock of Rent-Way, Inc. having an aggregate value of $23,971,983 as of October 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 1.     SUMMARY TERM SHEET.

        (a) The information set forth under “Summary Term Sheet” and “Questions and Answers” in the document entitled Offer to Exchange dated November 1, 2001 (referred to in this statement as the “Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1), is incorporated in this statement by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

        (a) The name of the issuer is Rent-Way, Inc., a Pennsylvania corporation ("Rent-Way"). The address of its principal executive offices is One Rent-Way Place, Erie, Pennsylvania 16505. The telephone number at that address is (814) 455-5378.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by Rent-Way to exchange outstanding options to purchase approximately 2,287,403 shares of Rent-Way’s common stock, no par value, for new options (referred to in this statement as the “New Options”) upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. This offer excludes options held by directors and executive officers of Rent-Way. The number of shares of common stock subject to the New Options will be equal to the number of shares of common stock subject to options tendered, accepted for exchange and cancelled, as that number may be adjusted for stock splits, reverse stock splits, stock dividends and similar events. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Questions and Answers”, Section 2 (“Number of Options; Expiration Date”), Section 6 (“Acceptance of Options for Exchange; Issuance of New Options”), Section 9 (“Source and Amount of Consideration”) and Section 10 (“Terms of New Options”) is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 8 (“Price Range of Shares Underlying the Options”) is incorporated in this statement by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) The filing person is Rent-Way. The information set forth under Item 2(a) above and in Schedule A of the Offer to Exchange ("Information Concerning the Directors and Executive Officers of Rent-Way, Inc.") is incorporated in this statement by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

        (a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Questions and Answers”, “Certain Risks of Participating in this Offer”, Section 1 (“Eligibility”), Section 2 (“Number of Options; Expiration Date”), Section 4 (“Procedure for Tendering Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange; Issuance of New Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration”), Section 10 (“Terms of New Options”), Section 13 (“Status of Options We Acquire in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material United States Federal Income Tax Consequences”) and Section 16 (“Extension of Offer; Termination; Amendment”) is incorporated in this statement by reference.

        (b) The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Options”) is incorporated in this statement by reference.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a) The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Options”) is incorporated in this statement by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated in this statement by reference.

        (b) The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange; Issuance of New Options”) and Section 13 (“Status of Options We Acquire in the Offer; Accounting Consequences of the Offer”) is incorporated in this statement by reference.

        (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated in this statement by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration"), Section 10 ("Terms of New Options") and Section 17 ("Fees and Expenses") is incorporated in this statement by reference.

        (b) Not applicable.

        (c) Not applicable.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Options”) is incorporated in this statement by reference.

        (b) The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Options”) is incorporated in this statement by reference.

ITEM 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a) Not applicable.

ITEM 10.     FINANCIAL STATEMENTS.

        (a) The information set forth on pages 25 through 61 of Rent-Way’s Annual Report on Form 10-K/A for its fiscal year ended September 30, 2000 and the information set forth on pages 3 through 11 of Rent-Way’s quarterly report on Form 10-Q for its quarter ended June 30, 2001, is incorporated in this statement by reference.

        (b) Not applicable.

ITEM 11.     ADDITIONAL INFORMATION.

        (a) The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Options”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated in this statement by reference.

        (b) Not applicable.

ITEM 12.     EXHIBITS.

        (a) (1)     Offer to Exchange dated November 1, 2001.

             (2)     Form of Letter to Eligible Option Holders.

             (3)     Form of Letter of Transmittal.

             (4)     Form of Withdrawal Notice.

             (5)     Form of Letter to Tendering Option Holders.

             (6)     Rent-Way, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2001, filed with the SEC on August 24, 2001 and incorporated in this statement by reference.

             (7)     Rent-Way, Inc. Annual Report on Form 10-K for its fiscal year ended September 30, 2000, filed with the SEC on August 27, 2001 and incorporated in this statement by reference.

        (b) Not applicable.

        (c) Not applicable.

        (d) (1)     Rent-Way, Inc. 1992 Stock Option Plan, filed with the SEC as an exhibit to Rent-Way's Registration Statement on Form S-18 (No. 33-55562-NY) on December 8, 1992 and incorporated in this statement by reference.

             (2)     Rent-Way, Inc. 1995 Stock Option Plan, as amended, filed with the SEC as an exhibit to Rent-Way’s Form S-8 on February 11, 1998 and incorporated in this statement by reference.

             (3)     Rent-Way, Inc. 1999 Stock Option Plan, filed with the SEC as Exhibit A to Rent-Way’s Proxy Statement on Schedule 14A on February 12, 1999 and incorporated in this statement by reference.

             (4)     Form of Stock Option Agreement under 1992, 1995 and 1999 Stock Option Plan.

             (5)     Form of Non-Plan Stock Option Agreement.

        (e) Not applicable.

        (f) Not applicable.

ITEM 13.     INFORMATION REQUIRED BY SCHEDULE 13E-3.

        (a) Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENT-WAY, INC.
By: /s/ William E. Morgenstern William E. Morgenstern Chairman of the Board and Chief Executive Officer November 1, 2001

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Offer to Exchange dated November 1, 2001.
(a)(2)	Form of Letter to Eligible Option Holders.
(a)(3)	Form of Letter of Transmittal.
(a)(4)	Form of Withdrawal Notice.
(a)(5)	Form of Letter to Tendering Option Holders.
(a)(6)	Rent-Way, Inc. Quarterly Report on Form 10-Q for its quarter ended June 30, 2001, filed with the SEC on August 24, 2001, and incorporated in this statement by reference.
(a)(7)	Rent-Way, Inc. Annual Report on Form 10-K/A for its fiscal year ended September 30, 2000, filed with the SEC on August 27, 2001, and incorporated in this statement by reference.
(d)(1)	Rent-Way, Inc. 1992 Stock Option Plan, filed with the SEC as an exhibit to Rent-Way's Registration Statement on Form S-18 (No. 33-55562-NY) on December 8, 1992, and incorporated in this statement by reference.
(d)(2)	Rent-Way, Inc. 1995 Stock Option Plan, as amended, filed with the SEC as an exhibit to Rent-Way's Form S-8 on February 11, 1998, and incorporated in this statement by reference.
(d)(3)	Rent-Way, Inc. 1999 Stock Option Plan, filed with the SEC as Exhibit A to Rent-Way’s Proxy Statement on Schedule 14A on February 12, 1999, and incorporated in this statement by reference.
(d)(4)	Form of Stock Option Agreement under 1992, 1995 and 1999 Stock Option Plan.
(d)(5)	Form of Non-Plan Stock Option Agreement.

EXHIBIT (a)(1)

RENT-WAY, INC.

OFFER TO EXCHANGE
OUTSTANDING STOCK OPTIONS
HELD BY EMPLOYEES OF RENT-WAY, INC.

YOUR RIGHT TO REQUEST THAT WE EXCHANGE YOUR OPTIONS
AND YOUR RIGHT TO WITHDRAW THAT REQUEST EXPIRE AT
5:00 P.M., EASTERN STANDARD TIME, ON DECEMBER 3, 2001,
UNLESS THE OFFER IS EXTENDED

        We are offering our employees, other than executive officers and directors, the opportunity to exchange their outstanding options to purchase shares of our common stock for new options to purchase shares of our common stock. This offer is upon the terms and subject to the conditions described in the enclosed materials. This offer is not conditioned upon a minimum number of option holders accepting the offer or a minimum number of options being tendered. Participation in the offer is completely voluntary.

        The number of shares of common stock subject to the new options to be granted to you will equal the number of shares subject to the unexercised options exchanged by you. We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. You may only tender options for all or none of the shares of common stock subject to an individual grant, which means that if you decide to tender any options subject to a grant, you must tender all of the options received in that grant that remain outstanding. You may choose not to tender any of your options for exchange.

        The new options will be granted under the same Rent-Way stock option plan under which your tendered options were granted, if granted under a plan. If your tendered options were granted under the Alrenco, Inc. 1998 Stock Incentive Plan, the RTO, Inc. 1996 Employee Stock Option Plan or the Alrenco, Inc. 1995 Stock Incentive Plan, the new options will be granted under Rent-Way’s 1999 Stock Option Plan. In every case, the new options will be granted under a new option agreement between you and us. The per share exercise price of the new options will equal 100% of the fair market value of our common stock on the new grant date, as measured by the closing price of our common stock reported by the New York Stock Exchange on that date. The new options will vest one-half on the grant date and one-half on the first anniversary of the grant date. Each new option will have a term that expires five years after the grant date.

        You must remain employed by us through the date we grant the new options in order to receive them. If your employment ends for any reason, you will not receive any new options or any other compensation for the options you tendered.

        The Board of Directors has approved this offer. However, your decision to tender options is an individual one that should be based on a variety of factors. You should consult with your personal advisors if you have questions about the tax and financial implications of this offer.

        Shares of our common stock are quoted on the New York Stock Exchange under the symbol “RWY.” On October 29, 2001, the closing price of our common stock on the New York Stock Exchange was $6.97 per share. WE RECOMMEND THAT YOU EVALUATE CURRENT AND HISTORICAL MARKET QUOTATIONS FOR OUR COMMON STOCK, AMONG OTHER FACTORS, BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

        THIS OFFER TO EXCHANGE HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO EXCHANGE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        You should direct questions about this offer or requests for assistance or for additional copies of the Offer to Exchange or the enclosures to Keith Henderson or Deborah Connors at Rent-Way, Inc., One Rent-Way Place, Erie, Pennsylvania 16505 (telephone number: (814) 455-5378).

IMPORTANT

        If you wish to accept this offer and tender your options for exchange, you must complete and sign the enclosed letter of transmittal in accordance with its instructions and return it and any other required documents to us before 5:00 p.m., Eastern Standard Time, on December 3, 2001. You do not need to return your option agreements to accept this offer.

        We are not making this offer to, and we will not accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options for exchange would not comply with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD OR SHOULD NOT TENDER YOUR OPTIONS PURSUANT TO THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO EXCHANGE AND THE RELATED ENCLOSURES OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO EXCHANGE AND THE RELATED ENCLOSURES. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

TABLE OF CONTENTS

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     12.  Interests of Directors and Officers; Transactions and
          Arrangements Concerning Options......................................27
     13.  Status of Options We Acquire in the Offer; Accounting

SCHEDULE A: Information Concerning the Directors and Executive Officers of Rent-Way, Inc.

SUMMARY TERM SHEET

        We urge you to carefully read this Offer to Exchange, the accompanying cover letter from William E. Morgenstern, the letter of transmittal and the withdrawal notice because the information in this summary is not complete. This summary contains references to the relevant sections of this Offer to Exchange where you can find a more complete description of the topics discussed.

•	The offer allows you to tender existing stock options, whether vested or unvested, and receive an equivalent number of “at-the-money” stock options on or about the first business day that is at least six months and one day following the date we cancel the existing stock options that we accept for exchange. We expect to grant the new options on June 6, 2002. (See Section 1).

•	To receive new options, you must remain our employee through the date we grant the new options. (See Section 1).

•	The number of new options to be granted to you following the six month and one day period will be the same as the number of options cancelled, subject to adjustment for any stock splits, reverse stock splits, stock dividends and similar events. (See Section 2).

•	You may elect to tender some, all or none of your existing options. You must tender all or none of the options in any individual grant, however. (See Section 2).

•	The exercise price of the new option will be 100% of the fair market value of our common stock on the new grant date, as measured by the closing price of our common stock reported by the New York Stock Exchange on that date. (See Section 3).

•	Option holders will have until December 3, 2001 (20 business days after the commencement date of the offer) to tender options. We plan to cancel properly tendered and accepted options on December 4, 2001. The six month and one day period begins following the cancellation date. (See Section 6).

•	The timing of the offer is designed so that we will not incur any compensation expense as a result of the option exchange. (See Section 6).

•	During the six month and one day period, no other option grants may be made to the option holders who are participating in the offer as such grants would disallow the “compensation expense-free” aspect of the offer to us. (See Section 6).

•	We cannot provide “stock price protection” to participating option holders during the six month and one day period. Participating option holders must bear the risk of movements in our stock price during the period. (See "Certain Risks of Participating in this Offer”).

4.

•	If we are acquired prior to expiration of this offer, you will have the right to withdraw your tendered options and have the rights afforded you under your existing agreements evidencing those options. If we are acquired after cancellation of your options but prior to the new grant date, then you will not receive any new options unless the successor company decides in its sole discretion to grant you some or all of those new options. You may also forfeit any accelerated vesting that would occur on an acquisition under your existing options. In addition, your new options may represent options to purchase shares of the acquiror and be subject to the terms and conditions of the acquiror’s stock option plan(s). In the event of a merger or similar transaction, we reserve the right to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange. If we were to terminate your right to receive new options under this offer in connection with a merger or similar transaction, employees who tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options. (See “Certain Risks of Participating in this Offer”).

•	The new options will vest one-half on the date they are granted and one-half on the first anniversary of that date. (See Section 10).

•	The option exchange resets the holding period of your options for income tax purposes. (See Section 15).

5.

QUESTIONS AND ANSWERS

Set forth below are answers to some of the questions you may have about this offer.

Q.	WHAT OPTIONS ARE COVERED BY THIS OFFER?
A.	We are offering to exchange all outstanding options to purchase shares of our common stock held by our employees, other than our executive officers and directors, for new options to purchase shares of our common stock.
Q.	WHY ARE WE MAKING THIS OFFER?
A.	We believe that granting stock options motivates high levels of performance and provides an effective means of recognizing contributions to our success by our employees. This offer recognizes the hard work performed by our employees over the past year and provides a valuable incentive for them to remain in our employ. Our previously announced accounting improprieties, which required the restatement of our financial results for fiscal years 1998 and 1999 and the first three quarters of fiscal 2000, have adversely affected our stock price. All of the outstanding options held by our employees, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of the shares on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for them and thereby maximize shareholder value.
Q.	ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY IN ORDER TO RECEIVE NEW OPTIONS?
A.	You must be our employee on the date you tender options and you must remain in our employ through the date we grant new options.
Q.	HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR THE OPTIONS I TENDER?
A.	You will receive the same number of new options as the number of options that you tendered.
Q.	WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND, IF SO, HOW WILL I KNOW IF IT IS EXTENDED?
A.	The offer expires on December 3, 2001, at 5:00 p.m., Eastern Standard Time, unless we extend it. Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long.
Q.	HOW DO I TENDER MY OPTIONS?
A.	To tender your options you must, in accordance with the terms and instructions of the enclosed letter of transmittal, properly complete, sign and deliver to us before 5:00 p.m., Eastern Standard Time, on December 3, 2001, the letter of transmittal and any other documents required by the letter of transmittal. This is a one-time offer, and we will strictly enforce the tender offer period. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept and cancel all properly tendered options promptly after the expiration of the offer.

6.

Q.	DO I HAVE TO EXCHANGE ALL OF MY OUTSTANDING OPTIONS OR CAN I JUST EXCHANGE SOME OF THEM?
A.	You may exchange some, all or none of your existing options. However, you may only tender options for all or none of the shares of common stock subject to an individual grant. This means that if you decide to exchange any options subject to a grant, you must tender all of the options received in that grant that remain outstanding whether or not vested.
Q.	WHAT WILL BE THE EXERCISE PRICE OF THE NEW OPTIONS?
A.	The exercise price of the new options will be 100% of the fair market value of our common stock on the grant date, as measured by the closing price of our common stock reported by the New York Stock Exchange on that date. Accordingly, we cannot predict the exercise price of the new options. Because we will not grant new options until on or about the first business day that is at least six months and one day after the date we cancel options accepted for exchange, the new options could have a higher exercise price than some or all of your current options. We recommend that you evaluate current market prices of our shares, among other factors, before deciding whether or not to tender your options.
Q.	WHEN WILL THE NEW OPTIONS VEST?
A.	The new options will vest one-half on the date they are granted and one-half on the first anniversary of that date.
Q.	WHEN WILL THE NEW OPTIONS EXPIRE?
A.	The new options will expire on the fifth anniversary of the date they are granted.
Q.	WHEN WILL I RECEIVE MY NEW OPTIONS?
A.	We expect that the new options will have a grant date of June 6, 2002. We expect to distribute the new option agreements evidencing the new options within two weeks after the grant date.
Q.	WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?
A.	If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of decreases and increases in our share price as a compensation expense for the new options issued under this offer. This could cause our reported earnings to fluctuate for reasons not related to our operating performance. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. By deferring the grant of the new options for at least six months and one day, we believe we will not have to treat the new options as variable awards.
Q.	IF I EXCHANGE OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

7.

A.	No. If we accept options you tender in this offer, you will not receive any other option grants, such as annual, bonus or promotional options for which you may otherwise be eligible, before the new option grant date. This is so we may avoid incurring compensation expense against our earnings because of accounting rules that could apply to these interim option grants.
Q.	WILL I BE REQUIRED TO GIVE UP ALL MY RIGHTS TO THE CANCELLED OPTIONS?
A.	Yes. If we accept options tendered by you, your options will be cancelled and you will no longer have any rights under those options. We expect to accept and cancel all properly tendered options promptly following the expiration of this offer. You have the right to withdraw tendered options at any time before the expiration of this offer.
Q.	ARE THERE CIRCUMSTANCES WHERE I WOULD NOT BE GRANTED NEW OPTIONS?
A.	Yes. Even if we accept your tendered options, we will not grant new options to you if we are prohibited by applicable law or regulations from doing so. We do not anticipate any such prohibitions and are referring to the possibility in an abundance of caution. Also, if you are no longer our employee on the date we grant new options, you will not receive any new options.
Q.	WHAT ARE THE CONDITIONS TO THE OFFER?
A.	The offer is subject to conditions described in Section 7. This offer is not conditioned upon a minimum number of option holders participating in this offer or a minimum number of options being exchanged.
Q.	WHAT IF RENT-WAY IS ACQUIRED?
A.	It is possible that, prior to the expiration of this offer or prior to the grant of the new options, we could enter into a merger or other transaction in which we are acquired. If we are acquired before the expiration of this offer, you would have the right to withdraw your tendered options and have the rights afforded you under your existing agreements evidencing those options. If we are acquired after cancellation of your options but before the new options are granted, then you will not receive any new options unless the acquiring company decides in its sole discretion to grant you some or all of those new options.
You should note that if you exchange options you might be deprived of any accelerated vesting that would occur on an acquisition under your existing option agreements. Furthermore, any new options granted by an acquiror would represent options to acquire shares of a different issuer and be subject to the terms and conditions of the acquiror’s stock option plan(s).
Q.	WHAT HAPPENS IF RENT-WAY'S STOCK PRICE INCREASES AFTER THE DATE MY SURRENDERED OPTIONS ARE CANCELLED?
A.	The exercise price of any new options granted to you in return for your surrendered options will be the fair market value of a share of common stock on the date of grant, as determined by the closing price reported by the New York Stock Exchange on that date. You will be at risk for any increase in our common stock price before the grant date of the new options. From time to time we engage in business acquisitions and other strategic transactions. We may engage in these transactions in the future which could significantly change our structure, ownership, organization or management or the make-up of our board of directors, and which could significantly affect the price of our shares. If we engage in this type of a transaction or transactions before the date we grant the new options, our shares could increase (or decrease) in value, and the exercise price of the new options could be higher (or lower) than the exercise price of your surrendered options.

8.

For example, if you surrender options with a $17.00 exercise price, and our common stock appreciates to $22.00 by the time the new option grants are made, your new option will have a higher exercise price than your surrendered option.
Q.	DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?
A.	You may withdraw your tendered options at any time before 5:00 p.m., Eastern Standard Time, on December 3, 2001. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To validly withdraw tendered options, you must properly complete, sign and deliver to us a withdrawal notice, while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender some or all of those options only by again following the tender procedures described above prior to the expiration of this offer.
Q.	WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THIS OFFER?
A.	If you exchange your current options for new options, you will not be required under current law to recognize income for United States federal income tax purposes at the time of the surrender or at the date of grant of the new options.
Q.	IF MY CURRENT OPTIONS ARE INCENTIVE STOCK OPTIONS, WILL MY NEW OPTIONS BE INCENTIVE STOCK OPTIONS?
A.	If your current options are incentive stock options, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the tax laws on the date of the grant. One requirement for options to qualify as incentive stock options under current United States tax laws is that the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The portion of your new options that are vested on the grant date will be considered first exercisable in 2002. It is thus possible that your new options or any existing incentive stock options you do not exchange that become exercisable in 2002 will not satisfy the $100,000 limit. Any portion of an option that exceeds the $100,000 limit in fiscal 2002 or in any other calendar year is deemed to be a non-qualified stock option.
Q.	WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO TENDER OR THAT ARE NOT ACCEPTED FOR EXCHANGE?
A.	Options that you choose not to tender for exchange or that we do not accept for exchange will retain their current exercise price and vesting schedule and will remain outstanding until you exercise them or they expire by their terms. You should note that because of an existing IRS ruling there is a risk that the tax treatment of incentive stock options you hold may be affected even if you do not participate in the exchange. However, we believe that you will not be subject to United States federal income tax if you do not elect to participate in the option exchange program. We also believe that this option exchange program will not change the United States federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercise of such options) if you do not participate.

9.

Q.	WHAT DOES RENT-WAY THINK OF THIS OFFER?
A.	The Board of Directors has approved this offer. However, your decision to accept is an individual one that should be based on a variety of factors. For questions regarding tax implications or other investment-related questions, you should talk with your own legal counsel, accountant and/or financial advisor.
Q.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THIS OFFER?
A.	For additional information or assistance, you should contact Keith Henderson or Deborah Connors at Rent-Way, Inc., One Rent-Way Place, Erie, Pennsylvania 16505 at (814) 455-5378.

10.

CERTAIN RISKS OF PARTICIPATING IN THIS OFFER

        Participation in this offer involves a number of risks, including those described below. This discussion briefly highlights some of the material risks of participating in this offer and is incomplete. You should carefully consider these and other risks and are encouraged to speak with an attorney, accountant and/or financial advisor as necessary before deciding whether and to what extent to participate in this offer.

        In addition, we strongly urge you to read the rest of this Offer to Exchange, along with the enclosed cover letter, letter of transmittal and withdrawal notice before deciding whether and to what extent to participate in this offer.

        ECONOMIC RISKS

•	Participation in this offer will make you ineligible to receive any option grants until June 6, 2002 at the earliest. Our officers, directors, employees, consultants and advisors are generally eligible to receive option grants at any time that the Board of Directors chooses to make them. However, if you participate in this offer, you will not be eligible to receive any option grants until June 6, 2002 at the earliest in order for us to avoid incurring compensation expense against our earnings that could result from option grants made to you before your new options are granted.

•	If our stock price increases after the date your tendered options are cancelled, your cancelled options might have been worth more than the replacement options that you receive in exchange for them. We cannot predict the exercise price of the new options. Because we will not grant new options until on or after the first business day which is at least six months and one day after the date the tendered options are cancelled, the new options may have a higher exercise price than some or all of your current options. For example, if you cancel options with a $17.00 exercise price per share, and our stock price appreciates to $22.00 before the new option grants are made, your new option will have a higher exercise price than the cancelled option.

•	If your status as our employee terminates prior to the grant of the new options, you will receive neither a new option nor the return of your cancelled option. Once your option is cancelled, it is gone for good.

•	We investigate acquisitions and other opportunities from time to time which, if consummated, could affect the pricing and/or terms of your new options, including financings, strategic partnering relationships and acquisitions. If any of these transactions were to occur before the new options are granted, your new options could be granted at a higher exercise price and could be subject to terms and conditions required by an investing or acquiring party. Also, you could forfeit any acceleration of vesting to which you would otherwise be entitled on an acquisition or similar transaction under your existing options. In the event of a merger or similar transaction, we reserve the right to take any actions we deem necessary or appropriate to complete a transaction that our Board of Directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this Offer to Exchange. If we were to terminate your right to receive new options in connection with such a transaction, employees who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options.

•	If we are prohibited by applicable law or regulations from granting new options, you will receive neither a new option nor the return of your cancelled option. We will not grant new options to you if we are prohibited by applicable law or regulation from doing so. Such a prohibition could result from changes in SEC rules, regulations or policies or New York Stock Exchange listing requirements. We are unaware of such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited as of the date of grant, we will not grant you any new options and you will not receive any other compensation for the options you tendered. We do not anticipate any such prohibitions and are referring to the possibility in an abundance of caution.

11.

        TAX-RELATED RISKS

•	Your new options may be non-qualified stock options, whereas your cancelled options may have been incentive stock options. If your cancelled options were incentive stock options, your new options will be incentive stock options, but only to the extent they qualify as such under the Internal Revenue Code. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. It is possible that by participating in this offer, due to the new vesting schedule and/or the new exercise price, your options will exceed this limit and will be treated as non-qualified stock options. In general, non-qualified stock options are less favorable to you from a tax perspective. For more detailed information, please read the rest of this Offer to Exchange, and, if you were granted options under our stock option plans, see the tax disclosure set forth in the prospectus for the applicable plan.

•	Your new incentive stock options will be subject to a new holding period to receive favorable tax treatment under the Internal Revenue Code as follows. First, you will not incur ordinary income tax when you exercise an incentive stock option (although you may be subject to alternative minimum tax). Second, any profit you realize when you sell shares acquired upon the exercise of an incentive stock option will be taxed at the capital gains rate. However, in order to qualify for this treatment, you may not sell your option shares earlier than one year after the date of the exercise and two years after the date of grant of the options. If you participate in this offer, you will be cancelling your existing options and receiving a new grant. Therefore, you will lose the benefit of any holding period under the old options and you will begin a new holding period under the new options. If you want to receive the tax benefits accorded to incentive stock options, you will not be able to sell your option shares before June 6, 2004. Please see Section 15 for a more detailed description of the tax treatment of incentive stock options. You should consult with your tax advisor for further information.

•	Even if you elect not to participate in this offer, your incentive stock options may be affected. We believe that you will not be subject to current United States federal income tax if you do not elect to participate in this offer. We also believe that this offer will not change the United States federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate in this offer. However, the IRS may characterize the offer as a “modification” of your incentive stock options, even if you decline to participate. In 1991, the IRS issued a private letter ruling in which another company’s option exchange program was characterized as a “modification” of the incentive stock options that could be exchanged. This does not necessarily mean that our offer will be viewed the same way. Private letter rulings issued by the IRS contain the IRS’s opinion regarding only the specific facts presented. The person receiving the letter may rely on it, but no other person may rely on the letter ruling or assume the same opinion would apply to their situation, even if the facts at issue are similar to those in the letter. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a “modification” of incentive stock options that can be tendered. A successful assertion by the IRS of this position could extend the options’ holding period to qualify for favorable tax treatment or result in loss of treatment as an incentive stock option. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option.

12.

        BUSINESS RELATED RISKS

•	For a description of risks related to our business, see Section 19.

13.

THE OFFER

1.     Eligibility.

        We are offering to exchange outstanding options to purchase shares of our common stock for new options to purchase our common stock. All full-time and part-time employees, other than our executive officers and directors, are eligible to participate. To receive a grant of new options pursuant to this offer, you must be our employee on the date you tender options for exchange. If you are our employee on the date you tender options for exchange, but you do not remain our employee through the date the new options are granted, for any reason, you will not receive any new options or any other compensation for the options you tender for exchange.

        We will not grant the new options until on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange. Thus, subject to the terms and conditions of this offer, if we do not extend the offer and your options are cancelled on December 4, 2001, you will be granted new options on June 6, 2002.

        If you do not accept this offer, then when your employment ends, except as otherwise provided by an applicable option agreement, you generally will be able to exercise your options for three months to the extent those options are vested on the day your employment ends. However, if you accept this offer as to all or part of your options, those tendered options will be cancelled, whether they are vested or not.

2.     Number of Options; Expiration Date.

        Upon the terms and subject to the conditions of this offer, we are offering to exchange all of our outstanding stock options, whether granted under our 1992 Stock Option Plan, 1995 Stock Option Plan, 1999 Stock Option Plan, under any of the stock option plans we assumed when we acquired Home Choice Holdings, Inc. in December 1998, or under any non-plan option agreements or otherwise, or any lesser number of options, that employees who are not executive officers or directors properly tender for exchange in the offer and that are not validly withdrawn in accordance with Section 5, for new options. Subject to the discretion of the Board of Directors, the new options will be granted under the same stock option plan as your tendered options were granted, if any, except that any new option granted in exchange for options granted under the Home Choice stock option plans will be granted under our 1999 stock option plan. Your new options will be subject to the terms and conditions of the applicable stock option plan and a new option agreement between you and us. The new option agreement will be in substantially the same form as the option agreement or agreements for your current options except for current options granted under the Home Choice stock option plans and except as described in Section 10 of this offer.

        We will only accept options that are properly tendered and not validly withdrawn in accordance with this offer before this offer expires. You may only tender options for all or none of the shares of common stock subject to an individual grant, which means that if you decide to tender any options subject to a grant, you must tender all of the options received in that grant that remain outstanding.

        If your options are properly tendered and accepted for exchange, they will be cancelled and, subject to the terms of this offer, we will grant you new options to purchase the number of shares of our common stock which equals the number of shares subject to the options that you tendered, subject to adjustments for any stock splits, stock dividends or similar events.

        The expiration date of this offer is 5:00 p.m., Eastern Standard Time, on December 3, 2001, unless and until we, in our discretion, extend the period of time during which the offer will remain open. If we extend the period of time during which the offer remains open, the expiration date will refer to the latest time and date at which the offer expires. See Section 16 for our rights to extend, delay, terminate and amend this offer.

14.

3.     Purpose of the Offer.

        In light of our previously announced accounting improprieties and subsequent restatement of our financial results, our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for them and thereby maximize shareholder value.

        From time to time we engage in business acquisitions and other strategic transactions. We may engage in these transactions in the future which could significantly change our structure, ownership, organization or management or the make-up of our Board of Directors, and which could significantly affect the price of our shares. If we engage in this type of transaction or transactions before the date we grant the new options, our shares could increase or decrease in value, and the exercise price of the new options could be higher or lower than the exercise price of options you tender in this offer. The exercise price of any new options granted to you in return for your tendered options will be 100% of the fair market value of the underlying shares on the date of grant, as determined by the closing price reported by the New York Stock Exchange on that date. You will be at risk of any increase in our share price before the grant date of the new options for these or any other reasons.

        Except as otherwise described in these materials or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our material subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or of a material amount of any of our material subsidiaries' assets;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any change in our present Board of Directors or senior management, including a change in the number or term of directors or to fill any existing board vacancies or any change in any executive officer’s material terms of employment;

•	any other material change in our corporate structure or business;

•	our common stock being delisted from a national securities exchange or not being authorized for quotation in an automated quotation system operated by a national securities association;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

15.

•	the acquisition or disposition by any person of any of our securities, other than in connection with our outstanding options or warrants or existing option plans; or

•	any change in our certificate of incorporation or bylaws, or any actions which may make it more difficult for any person to acquire control of us.

        The Board of Directors has approved this offer. The Board of Directors recognizes that your decision to accept this offer is an individual one that should be based on a variety of factors. You should evaluate carefully all of the information in this offer and consult with your personal advisors if you have questions about your financial or tax situation.

4.     Procedure for Tendering Options.

        If you decide to tender some or all of your options for exchange, you must, in accordance with the terms and instructions of the enclosed letter of transmittal, properly complete, duly execute and deliver, before 5:00 p.m., Eastern Standard Time, on December 3, 2001, the letter of transmittal and any other documents required by the letter of transmittal to Rent-Way, Inc., One Rent-Way Place, Erie, Pennsylvania 16505, Attn: William A. McDonnell or Lawrence J. Gorski. If we extend the offer beyond that time, you must deliver these documents before the extended expiration of the offer.

        You do not need to return your option agreements for your eligible options to accept the offer. If you have questions about delivery, you may contact Keith Henderson or Deborah Connors of Rent-Way at (814) 455-5378.

        THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING THE LETTER OF TRANSMITTAL, ANY WITHDRAWAL NOTICE AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK.

        If delivery is by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. We will only accept a paper copy of your letter of transmittal and any withdrawal notice. Delivery by email will not be accepted.

        We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility (including time of receipt) and acceptance of letters of transmittal, withdrawal notices and tendered options. Our determination of these matters will be final and binding on all parties. We may reject any or all letters of transmittal, withdrawal notices or tendered options to the extent that we determine they were not properly completed, executed or delivered or to the extent that we determine it is unlawful to accept them. Subject to our rights to extend, terminate and amend this offer, we currently expect that promptly after expiration of the offer, we will accept properly and timely tendered options that are not validly withdrawn.

        We may waive any of the conditions of this offer or any defect or irregularity in any letter of transmittal, withdrawal notice or in any tender with respect to any particular option or any particular option holder. No options will be properly tendered until all defects or irregularities have been cured by you or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities and no one will be liable for failing to give any notice. This is a one-time offer, and we will strictly enforce the tender offer period, subject only to an extension that we may grant in our sole discretion.

16.

        You may tender options for any portion of the shares subject to your options, or for none of those shares, provided that you must tender all or none of the options that are the subject of a specific grant. Any tender must be for whole shares of common stock. You must indicate in the letter of transmittal the option grants that are included in your tender. Options that you choose not to tender for exchange or that we do not accept for exchange will retain their current exercise price and vesting schedule and will remain outstanding until you exercise them or they expire by their terms.

        Your tender of options according to the procedures described above constitutes your acceptance of the terms and conditions of this offer. For purposes of this offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn as, if and when we give oral or written notice to the option holders of our acceptance for exchange of those options, which notice may be made by press release. Our acceptance for exchange of options that you properly tender will form a binding agreement between us and you on the terms and subject to the conditions of this offer.

5.     Withdrawal Rights.

        If you elect to accept this offer and exchange your options and you later want to change your election, you must withdraw your options. You may withdraw your tendered options at any time before 5:00 p.m., Eastern Standard Time, on December 3, 2001. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless we accept your tendered options for exchange before 11:59 p.m., Eastern Standard Time, on January 2, 2002, you may withdraw your tendered options at any time after that date. A withdrawal of options may only be made with respect to all options subject to a specific grant for which a previous tender was received.

        To validly withdraw tendered options, you must properly complete, execute and deliver to us at Rent-Way, Inc., One Rent-Way Place, Erie, Pennsylvania 16505, Attn: William A. McDonnell or Lawrence J. Gorski, a withdrawal notice in the form enclosed, while you still have the right to withdraw the tendered options. The withdrawal notice must be executed exactly as your name appears on the option agreement or agreements evidencing the options.

        You may not rescind any withdrawal, and any option you withdraw will thereafter be deemed not properly tendered for purposes of this offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 4.

        Neither we nor any other person is obligated to give notice of any defects or irregularities in any withdrawal notice or any new or amended letter of transmittal, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of withdrawal notices and new or amended letters of transmittal. Our determination of these matters will be final and binding.

6.     Acceptance of Options for Exchange; Issuance of New Options.

        We currently expect that promptly after expiration of this offer, we will accept for exchange and cancel all options properly and timely tendered and not validly withdrawn. Once the options are cancelled, you will no longer have any rights with respect to those options.

        We will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. Your new options will entitle you to purchase the number of shares which is equal to the number of shares subject to the options you tender that we accept for exchange and cancel, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events.

17.

        The Board of Directors will select the actual grant date for the new options. If your options are properly tendered and accepted for exchange on December 3, 2001, the scheduled expiration date of the offer, we expect that you will be granted new options on June 6, 2002, which is the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. If we extend the date by which we will accept and cancel options properly tendered for exchange, you will be granted new options on a subsequent business day which is on or about the first business day at least six months and one day following the extended date. If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange, accounting rules would require us to record for financial reporting purposes compensation expense against our earnings. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record any compensation expense. If we accept options you tender in this offer, we will defer until the grant date for your new options our grant to you of other options (such as annual, bonus or promotional options) for which you may be eligible before the new option grant date to avoid the application of accounting rules that could apply to these interim option grants.

        If the options you tendered were incentive stock options, your new options will also be incentive stock options, to the extent they qualify as incentive stock options under the Internal Revenue Code. All other newly granted options will be non-qualified stock options.

        In order to receive new options, you must remain in our employ through the date we grant the new options. If you do not remain our employee through this date, you will not receive any new options or other compensation in exchange for your tendered options.

        We will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of the time when we give oral or written notice to the option holders of our acceptance for exchange of these options, which notice may be made by press release. As promptly as practicable after we accept and cancel options tendered for exchange, we will send you a letter (a form of which is attached as Exhibit (a)(5) to the Tender Offer Statement on Schedule TO that we filed with the SEC on November 1, 2001) indicating the number and exercise price of the options we have accepted for exchange, the expected grant date of the new options, and other information.

7.     Conditions of the Offer.

        This offer is subject to a number of conditions including the conditions described below. However, the offer is not conditioned on a minimum number of option holders accepting the offer or a minimum number of options being tendered for exchange. Participation in the offer is completely voluntary.

        Notwithstanding any other provision of this offer, we will not be required to accept any options tendered to us, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time before the expiration date, we determine that any of the following events has occurred, and, in our reasonable judgment it is inadvisable for us to proceed with this offer or to accept and cancel options tendered for exchange:

•	any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options or otherwise relates to the offer or that, in our reasonable judgment, could materially and adversely affect our or any of our subsidiaries’ business, condition (financial or other), income, operations or prospects or materially impair the benefits we believe we will receive from the offer;

18.

•	any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

-	make it illegal for us to accept for exchange some or all of the tendered options, to issue some or all of the new options or otherwise restrict or prohibit consummation of the offer or otherwise relate to the offer;

-	delay or restrict our ability, or render us unable, to accept for exchange and cancellation or to issue new options for some or all of the tendered options;

-	materially impair the benefits we believe we will receive from the offer; or

-	materially and adversely affect our or any of our subsidiaries' business, condition (financial or other), income, operations or prospects;

•	there is:

-	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

-	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

-	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States; or

-	any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our or any of our subsidiaries’ business, condition (financial or other), income, operations or prospects or on the trading in our common stock;

•	there occurs any change, development, clarification or position taken in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with this offer;

•	another person makes, proposes or publicly discloses a tender or exchange offer for some or all of our shares, or an offer to merge with or acquire us, or we learn that:

-	any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act, has acquired or proposed to acquire beneficial ownership of more than five percent of the outstanding shares of our common stock, or any new group has been formed that beneficially owns more than five percent of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer;

19.

-	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the date of this offer has acquired or proposed to acquire beneficial ownership of an additional two percent or more of the outstanding shares of our common stock; or

-	any person, entity or group files a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or makes a public announcement that it intends to acquire us or any of our assets or securities; or

•	any change or changes occur in our or any of our subsidiaries’ business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.

        These conditions are for our benefit. We may assert them in our discretion, regardless of the circumstances giving rise to them, before the expiration date of the offer. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date of the offer, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section will be final and binding.

8.     Price Range of Shares Underlying the Options.

        The shares underlying your options are currently traded on the New York Stock Exchange under the symbol “RWY.” The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported by the New York Stock Exchange.

Quarter Ended	High	Low

Fiscal Year 2000
September 30, 2000	$20.25	$13.9375
June 30, 2000	21.00	15.25
March 31, 2000	30.375	19.50
December 31, 1999	32.25	20.00

Fiscal Year 2001
September 30, 2001	$ 9.60	$ 5.25
June 30, 2001	10.90	5.01
March 31, 2001	8.27	4.00
December 31, 2000	30.25	2.6875

Fiscal Year 2002
December 31, 2001 (through October 29, 2001)	$ 6.75	$ 5.40

        As of October 29, 2001, the last sale price of our common stock, as reported by the New York Stock Exchange, was $6.97 per share.

        WE RECOMMEND THAT YOU OBTAIN AND EVALUATE CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS FOR EXCHANGE.

9.     Source and Amount of Consideration.

20.

        Subject to the discretion of the Board of Directors, in exchange for the outstanding options that you properly tender and that we accept for exchange and cancel we will issue new options to purchase shares of common stock under the applicable Rent-Way stock option plan, if any, under which your tendered options were granted. With respect to options granted under the Home Choice stock option plans, we will issue those new options under the Rent-Way 1999 stock option plan. In every case, the new options will be evidenced by a new option agreement between you and us. The number of shares subject to your new options will be equal to the number of shares subject to the options that you tendered and we accepted for exchange and cancelled, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events. If we receive and accept tenders of all outstanding options from option holders, we will grant new options to purchase a total of up to approximately 2,287,403 shares of our common stock. The shares issuable upon exercise of these new options would equal approximately 8.5 % of the total shares of our common stock outstanding as of October 31, 2001.

10.     Terms of New Options.

        If your tendered options were granted under our 1992 Stock Option Plan, 1995 Stock Option Plan or 1999 Stock Option Plan, we will grant your new options under the same plan as determined by the Board of Directors in its sole discretion. If your tendered options were granted under one of the Home Choice stock option plans, we will grant your new options under our 1999 Stock Option Plan. In any event, a new option agreement will be entered into between us and each option holder for every new option granted. The terms and conditions of the new options may vary from and may be less advantageous to you than the terms and conditions of the options tendered for exchange. The following description summarizes the material terms of our stock option plans, the new options to be granted under each stock option plan and the new options to be granted under non-plan option agreements.

        We recommend that you review each stock option plan and the new option agreements which have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. The terms and conditions of the option plans are also summarized in the prospectus relating to each plan prepared by us and previously distributed to you. Please contact us to request copies of the option plans, the new option agreement or the prospectus relating to each plan, each of which will be provided at our expense.

     •     1992 Stock Option Plan

        The maximum number of shares of our common stock available for issuance through the exercise of options granted under our 1992 Stock Option Plan is 600,000, subject to adjustment. Our 1992 Stock Option Plan permits the granting of options intended to qualify as incentive stock options under the Internal Revenue Code and options that do not qualify as incentive stock options, referred to as non-qualified stock options.

     •     1995 Stock Option Plan

        The maximum number of shares available for issuance through the exercise of options granted under our 1995 Stock Option Plan is 2,000,000, subject to adjustment. Our 1995 Stock Option Plan permits the granting of incentive stock options and non-qualified stock options.

     •     1999 Stock Option Plan

21.

        The maximum number of shares available for issuance through the exercise of options granted under our 1999 Stock Option Plan is 2,500,000. Our 1999 Stock Option Plan permits the granting of incentive stock options and non-qualified stock options.

     •     Administration

        Our stock option plans are administered by the Compensation Committee of the Board of Directors. Subject to the other provisions of the applicable plan, the Compensation Committee has the power to determine the terms and conditions of the options granted, including the exercise price, the number of shares subject to the option and the exercisability of the options.

     •     Eligibility

        Persons eligible for the grant of options under our stock option plans and are our officers, directors, employees and other persons responsible for our success (such as consultants and advisors) in the Compensation Committee’s sole discretion. The new options will only be granted to our employees. Employees who are executive officers or directors are not eligible to participate in this offer.

     •     Term

        The Compensation Committee has discretion to determine the term of the options. The new options will have a term of five years from the date of grant. The Compensation Committee has the authority to accelerate the exercisability of any outstanding option.

     •     Termination

        The Compensation Committee has the exclusive authority to determine the exercisability of options after termination of employment with or service to us, including by reason of death. Under the terms of the option agreements evidencing the new options, your options will terminate following the termination of your employment or service with us, for any reason other than death or disability or involuntary termination of employment, unless the options are exercised, to the extent that they were exercisable immediately before such termination, within three months following your termination. In the event that the termination of your employment is by reason of death or disability, you (or your legal representatives), or the executors, administrators, legatees or distributees of your estate, may exercise any options held by you at the date of your death or disability, to the extent that it was exercisable at that date, within one year following your death or disability. In no event may an option be exercised after its expiration date. In the event that your employment with the Company is involuntarily terminated, any options held by you will automatically expire as of the date of your termination. The determination of disability and involuntary termination of employment will be made by the Compensation Committee.

     •     Adjustments Upon Certain Events

        If the Compensation Committee determines that a dividend or other distribution (whether in cash, stock or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects our common stock such that an adjustment is appropriate to prevent dilution or enlargement of your rights, the Compensation Committee may make an appropriate adjustment to the price of each option and the number and kind of shares subject to each option.

22.

        Under our stock option plans, if, following the new grant date there is a merger in which we are the surviving company, each outstanding option will pertain to and apply to the securities to which a holder of the number of shares of our common stock subject to the option would have been entitled following such merger or consolidation. If, following the grant date there is a liquidation or dissolution of Rent-Way, or if there is a merger or consolidation in which we are not the surviving company, your outstanding options will terminate; provided, however, that you will have the right immediately prior to such dissolution, liquidation, merger or consolidation to exercise the option in whole or in part.

23.

     •     Exercise Price

        Under our stock option plans, the Compensation Committee determines the exercise price at the time the option is granted. The exercise price per share of the new options will be 100% of the fair market value of our common stock on the new grant date, as measured by the closing price of our common stock reported by the New York Stock Exchange on that date. Accordingly, we cannot predict the exercise price of the new options. We cannot provide “stock price protection” to participating option holders during the six month and one day period. Participating option holders must bear the risk of market movements in our stock price during the period.

     •     Payment of Exercise Price

        You may exercise your options, in whole or in part, by delivery of a properly executed notice to us, together with such other documentation as the Compensation Committee requires, which is accompanied by payment in full of the exercise price. The permissible methods of payment of the option exercise price are determined by the Compensation Committee and set forth in the new option agreement between you and us. They are as follows: cash; check; shares of our common stock already owned by you having a fair market value equal to the exercise price; a combination of the foregoing; or delivery to us of an irrevocable written notice instructing us to deliver the shares deliverable upon exercise of the option to a broker selected by us, subject to the broker’s written guarantee to deliver cash to us in the full amount of the exercise price due on the option’s exercise.

     •     Vesting

        Each option agreement specifies the term of the option and the date when the option becomes exercisable. The new options will vest as set forth in the new option agreement between you and us. Therefore, even if the options you tender are vested, only one-half of the new options you receive will be fully vested on date of grant and the remaining one-half will be subject to a one-year vesting period. This means you will have the right to purchase one-half of the shares subject to the new options on the grant date, and one-half of the shares subject to the new option on the first anniversary of the grant date.

        Since any new options you receive will only be one-half vested, you will lose the benefits of any vesting above one-half under options you tender for exchange.

     •     Expiration

        The new options granted under our stock option plans will expire at 11:59 p.m., Erie, Pennsylvania local time, on the fifth anniversary of the grant date.

     •     Transferability

        New options, whether incentive stock options or non-qualified stock options, may not be transferred, other than by will or the laws of descent and distribution. In the event of your death, except as otherwise provided in an applicable option agreement, options may be exercised by a person who acquires the right to exercise the option by bequest or inheritance.

     •     Registration of Option Shares

24.

        All shares of common stock issuable upon exercise of options under our option plans, including the shares that will be issuable upon exercise of new options, have been registered under the Securities Act of 1933 on registration statements on Form S-8 filed with the SEC. Unless you are considered an “affiliate” of Rent-Way, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws. The shares of common stock issuable upon exercise of options under any non-plan option agreements have not been registered under the Securities Act.

     •     U.S. Federal Income Tax Consequences

        You should refer to Section 15 for a discussion of the United States federal income tax consequences of the new options and the options tendered for exchange, as well as the consequences of accepting or rejecting the new options under this offer to exchange. You should consult with your own tax advisor to determine the tax consequences of this transaction.

        Our statements in this offer concerning our stock option plans, non-plan option agreements and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of our stock option plans and the forms of option agreements for the new options. Please contact Keith Henderson or Deborah Connors at Rent-Way, Inc., One Rent-Way Place, Erie, Pennsylvania 16505 (telephone: (814) 455-5378) to receive a copy of our stock option plans and the forms of option agreements. We will promptly furnish you copies of these documents at our expense.

11.     Information Concerning Rent-Way

        We are the second largest operator of rental-purchase stores in the United States. We rent quality, name brand merchandise such as home entertainment equipment, computers, furniture and appliances from 1,142 stores in 42 states.

        Our principal executive offices are located at One Rent-Way Place, Erie, Pennsylvania 16505, and our telephone number is (814) 455-5378.

        The financial information set forth on pages 25 through 61 in our annual report on Form 10-K/A for the fiscal year ended September 30, 2000, and on pages 3 through 11 of our Quarterly Report on Form 10-Q for the period ending June 30, 2001 is incorporated in this Offer to Exchange by reference. See Section 18 for instructions on how you can obtain copies of these and of our other SEC filings, including filings that contain our financial statements.

25.

        The following table summarizes some of our consolidated financial data for the 2000 and 1999 fiscal years and for the nine months ended June 30, 2001:

                                                        Year Ended September 30,
                                                        ------------------------  Nine months
                                                                                 ended June 30,
                                                           1999 (1)     2000 (2)     2001
                                                        (as restated)              (unaudited)
                                                        ------------- ---------- --------------
                                                         (in thousands, except per share data)
Statement of Operations Data:
   Total revenues....................................   $ 494,352     $ 592,686      $ 498,684
   Operating income..................................      24,674           596          3,337
   Income (loss) before extraordinary item...........        (246)      (28,041)       (38,473)
   Net income (loss).................................        (765)      (28,041)       (38,473)
   Earnings (loss) applicable to common shares.......        (765)      (28,041)       (38,473)
   Basic:
     Income (loss) before extraordinary item.........   $   (0.01)    $   (1.20)     $   (1.57)
     Net income (loss)...............................   $   (0.04)    $   (1.20)     $   (1.57)
   Diluted:
     Income (loss) before extraordinary item.........   $   (0.01)    $   (1.20)     $   (1.57)
     Net income (loss)...............................   $   (0.04)    $   (1.20)     $   (1.57)
   Weighted average shares outstanding
     (in thousands):
     Basic...........................................      21,341        23,314         24,498
     Diluted.........................................      21,341        23,314         24,498
Balance Sheet Data (at period end):
   Rental merchandise, net...........................   $ 196,510     $ 282,052      $ 258,610
   Total assets......................................     609,658       766,311        681,612
   Debt..............................................     288,130       387,852        343,937
   Shareholders' equity..............................     258,487       267,822        231,422

1	During the year ended September 30, 1999, we acquired 275 rental-purchase stores, 250 of which were acquired in September 1999 from RentaVision, which affects the comparability of the historical financial information for the periods presented.
2	During the year ended September 30, 2000, we acquired 24 rental-purchase stores and a 70% interest in DPI, which affects the comparability of the historical financial information for the periods presented.

26.

12.     Interests of Directors and Officers; Transactions and Arrangements Concerning Options.

        A list of our directors and executive officers is attached to this Offer to Exchange as Schedule A. As of October 29, 2001, our executive officers and directors as a group (11 persons) beneficially owned outstanding options to purchase a total of 1,254,000 shares of our common stock, which represented approximately 35% of the shares subject to all options outstanding as of that date. Of the 1,254,000 shares subject to options, 870,244 were vested and 383,756 unvested as of October 29, 2001. Our executive officers and directors are not eligible to participate in this exchange offer.

        During the past 60 days, there have been no transactions in options to purchase our shares or in our shares by us or, to our knowledge, by any of our executive officers or directors.

13.     Status of Options We Acquire in the Offer; Accounting Consequences of the Offer.

        Options we acquire pursuant to this offer will be cancelled. The shares of common stock subject to those options which were issued pursuant to one of our stock option plans and are acquired by us pursuant to the offer will be returned to the pool of shares available for grants of new options under the applicable stock option plan and for issuance upon the exercise of such new options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer under an applicable stock option plan, the shares will be available for future awards to officers, directors, employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the New York Stock Exchange. Any shares reserved for issuance in excess of the number of shares necessary for exercise of the new options to be granted in connection with this offer under non-plan option agreements will be returned to the status of unreserved, authorized but unissued shares of our common stock.

        We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer because we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange and the exercise price of all new options will equal 100% of the market value of our common stock on the date we grant the new options. If we grant any options having an exercise price less than the exercise price of any currently outstanding options to any tendering option holder before the new option grant date, we would be required for financial reporting purposes to treat the new options as variable awards. This means that we would be required to record the non-cash accounting impact of decreases and increases in our share price as a compensation expense for the new options issued under this offer. We would have to continue this variable accounting for these new options until they were exercised, forfeited or terminated. The higher the market value of our shares, the greater the compensation expense we would have to record. Therefore, if we accept options you tender in the offer, we will defer until the grant date for your new options our grant to you of other options (such as annual, bonus or promotional options) for which you may be eligible before the new option grant date to avoid incurring compensation expense against our earnings.

14.     Legal Matters; Regulatory Approvals.

        We are not aware of any license or regulatory permit that is material to our business that would be adversely affected by our exchange of options and issuance of new options as contemplated by this offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated by this offer. Should any approval or other action be required, we presently contemplate that we will seek this approval or take this other action. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange to issue new options for tendered options is subject to the conditions described in Section 7.

27.

        If we are prohibited by applicable law or regulation from granting new options immediately after the day that is six months and one day from the date that we cancel the options accepted for exchange, which is the date we currently expect to grant the new options, we will not grant any new options. Such a prohibition could result from changes in SEC rules, regulations or policies or New York Stock Exchange listing requirements. We are unaware of any such prohibition at this time, and we will use reasonable efforts to effect the grant, but if the grant is prohibited throughout the period we will not grant any new options and you will not get any other consideration for the options you tendered.

15.     Material United States Federal Income Tax Consequences.

        The following is a general summary of the material United States federal income tax consequences of the exchange of options under this offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders.

        Option holders who exchange outstanding options for new options should not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. We advise all option holders considering exchanging their options to meet with their own tax advisors with respect to the federal, state, and local tax consequences of participating in the offer.

     •     Incentive Stock Options

        Under current law, you will not realize taxable income upon the grant of an incentive stock option under our stock option plans. In addition, you generally will not realize taxable income upon the exercise of an incentive stock option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Further, except in the case of your death or disability (except as otherwise provided in the applicable plan or option agreement), if an option is exercised more than three months after the termination of your employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules applicable to non-qualified stock options.

        If you sell the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made at least two years after the date the incentive stock option was granted and at least one year after the date the incentive stock option was exercised. If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to you at the time of the sale. Currently, any such capital gain will be taxed at a maximum rate of twenty percent. If the disposition is not qualifying, which we refer to as a “disqualifying disposition,” the excess of the fair market value of the option shares on the date the option was exercised over the exercise price will be taxable income to you at the time of the disposition. Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than one year after the option was exercised.

28.

        Unless you engage in a disqualifying disposition, we will not be entitled to a deduction with respect to an incentive stock option. If you engage in a disqualifying disposition, we will be entitled to a deduction equal to the amount of compensation income taxable to you.

        If you pay the exercise price of an incentive stock option by tendering shares with a fair market value equal to part or all of the exercise price, the exchange of shares will be treated as a nontaxable exchange, except that this treatment would not apply if you acquired the shares being transferred pursuant to the exercise of an incentive stock option and had not satisfied the special holding period requirements summarized above. The tax basis of the shares tendered to pay the exercise price will be treated as the substituted tax basis of an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that had expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be treated for tax purposes as if you had paid the exercise price for the incentive stock option in cash.

        If you tender incentive stock options and those options are accepted for exchange, your new options will be granted as incentive stock options to the maximum extent the new options qualify. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by an option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a non-qualified stock option. If the exercise price of your new options is equal to or less than the exercise price of the options you tender, the new options should qualify as incentive stock options to the extent that the options tendered qualified as incentive stock options before being tendered. If the new options have a higher exercise price than some or all of your current options, or if you receive additional incentive stock options after you tender options for exchange but before we grant the new options, a portion of the new options may exceed the limits for incentive stock options.

        We believe you will not be subject to current income tax if you do not exchange your eligible incentive stock options for new options. We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept the offer. However, the IRS may characterize our offer to you as a “modification” of those incentive stock options, even if you decline the offer. A successful assertion by the IRS that the options are modified could extend the options’ holding period to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as non-qualified stock options. In 1991, the IRS issued a private letter ruling in which another company’s option exchange program was characterized as a “modification” of the incentive stock option that could be exchanged. This does not necessarily mean that our offer to exchange options will be viewed the same way. Private letter rulings issued by the IRS contain the IRS’s opinion regarding only the specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling or assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the IRS will view a similar situation. We therefore do not know if the IRS will assert the position that our offer constitutes a “modification” of incentive stock options that can be tendered. A successful assertion by the IRS of this position could extend the options’ holding period to qualify for favorable tax treatment or result in loss of treatment as an incentive stock option. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option.

29.

     •     Non-qualified Stock Options

        Under current law, you will not realize taxable income upon the grant of an option which is not qualified as an incentive stock option, also referred to as a non-qualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to you.

        If you tender shares in payment of part or all of the exercise price of a non-qualified stock option, no gain or loss will be recognized with respect to the shares tendered, regardless of whether the shares were acquired pursuant to the exercise of an incentive stock option, and you will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares tendered will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if you had paid the exercise price in cash.

        We will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with eligible reporting requirements.

        WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THIS OFFER.

16.     Extension of the Offer; Termination; Amendment.

        We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and thereby delay the acceptance for exchange of any options by giving oral or written notice of such extension to the option holders or making a public announcement thereof.

        We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange, regardless of whether any event set forth in Section 7 has occurred or is deemed by us to have occurred, by giving oral or written notice of such termination or postponement to you or by making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Securities Exchange Act, which requires that we must pay the compensation offered or return the options tendered promptly after termination or withdrawal of a tender offer.

        Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 7 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the number of new options offered to option holders, by decreasing or increasing the number of options being sought in the offer, or by modifying the promised vesting schedule of the new options.

30.

        Amendments to this offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment will be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to this offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of the change.

        If we materially change the terms of this offer or the information concerning this offer, or if we waive a material condition of this offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

        If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of these actions:

     •     we increase or decrease the number of new options offered in exchange for current options;

     •     we increase or decrease the number of options eligible to be tendered in the offer; or

     •     we change the vesting schedule of the new options to be less favorable than described in this Offer to Exchange.

        If the offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of one of these actions is first published, sent or given in the manner specified in this Section, we will extend the offer so that the offer is open at least ten business days following the publication, sending or giving of notice.

17.     Fees and Expenses.

        We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer. We will pay all expenses associated with this offer.

18.     Additional Information.

        This Offer to Exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your options:

(a)	our annual report on Form 10-K/A for the fiscal year ended September 30, 2000, filed with the SEC on August 27, 2001;
(b)	the description of our common stock contained in our Registration Statement on Form 8-A, filed on September 30, 1998, including any amendments or reports filed for the purpose of updating such description;
(c)	our definitive proxy statement on Schedule 14A filed on August 28, 2001; and

31.

(d)	our quarterly report on Form 10-Q for the quarter ended June 30, 2001, filed on August 24, 2001.

        These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	500 West Madison Street Suite 1400 Chicago, Illinois 60661

        You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

        Our common stock is quoted on the New York Stock Exchange under the symbol “RWY,” and our SEC filings can be read at the following New York Stock Exchange address:

New York Stock Exchange
20 Broad Street
New York, New York 10005

        We will also provide without charge to each person to whom we deliver a copy of this offer upon written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless such exhibits are specifically incorporated by reference into the documents). Requests should be directed to

Rent-Way, Inc.
Attn: Keith Henderson or Deborah Connors
One Rent-Way Place
Erie, Pennsylvania 16505

or by telephoning us at (814) 455-5378 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Standard Time.

        As you read the documents listed above, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer you should rely on the statements made in the most recent document.

         The information contained in this offer about us should be read together with the information contained in the documents to which we have referred you.

19.     Miscellaneous

        This offer and our SEC reports referred to above include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act. These statements may be identified by terms and phrases such as “anticipate”, “believe”, “intend”, “estimate”, “except”, “continue”, “should”, “could”, “may”, “plan”, “project”, “predict”, “will” and similar expressions and relate to future events and occurrences. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements.

32.

        The documents we filed with the SEC, including our annual report on Form 10-K/A for the fiscal year ended September 30, 2000 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, discuss some of the risks associated with our business and that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include, but are not limited to:

•	our ability to control and normalize operating expenses and to continue to realize operating efficiencies.
•	our ability to make principal and interest payments on our high-level of outstanding bank debt.
•	the outcome of the class action and shareholder derivative lawsuit commenced against us and our officers and directors and any proceedings or investigations involving Rent-Way commenced by governmental authorities, including the Securities and Exchange Commission and the United States Department of Justice.
•	our ability to develop, implement, and maintain reliable and adequate internal accounting systems and controls.
•	our ability to retain existing senior management and attract additional management employees.
•	general economic, business, and demographic conditions, including demand for our products and services.
•	general conditions relating to the rental-purchase industry and the prepaid local phone service industry, including the impact of state and federal laws regulating or otherwise affecting the rental-purchase transaction and prepaid local phone service transaction.
•	competition in the rental-purchase industry and prepaid local phone service industry, including competition with traditional retailers.
•	our ability to enter into and to maintain relationships with vendors of our rental merchandise including its ability to obtain goods and services on favorable credit terms.

        We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

        We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

33.

        WE HAVE NOT AUTHORIZED ANY PERSON TO MAY ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR EXCHANGE PURSUANT TO THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN THE RELATED COVER LETTER, LETTER OF TRANSMITTAL AND WITHDRAWAL NOTICE. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

34.

SCHEDULE A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF RENT-WAY, INC.

        Our directors and executive officers and their positions and offices as of October 31, 2001, are set forth in the following table:

Name	Position and Offices Held
William E. Morgenstern	Chairman of the Board, Chief Executive Officer and Director
Gerald A. Ryan	Chairman Emeritus and Director
William Lerner	Corporate Secretary and Director
Vincent A. Carrino	Director
Robert B. Fagenson	Director
Marc W. Joseffer	Director
Jacqueline E. Woods	Director
Ronald D. DeMoss	Vice President and General Counsel
William A. McDonnell	Vice President and Chief Financial Officer
Jeffrey K. Underwood	Vice President of Operations
John A. Lombardi	Vice President and Chief Accounting Officer

        The address of each director and executive officer is: c/o Rent-Way, Inc., One Rent-Way Place, Erie, Pennsylvania 16505.

OFFER TO EXCHANGE
OUTSTANDING STOCK OPTIONS HELD BY EMPLOYEES OF RENT-WAY, INC.

Any questions or requests for assistance or additional copies of any documents referred to in this Offer to Exchange may be directed to Keith Henderson or Deborah Connors, Rent-Way, Inc., One Rent-Way Place, Erie, Pennsylvania 16505 (telephone: (814) 455-5378).

November 1, 2001

EXHIBIT (a)(2)

[Logo of Rent-Way, Inc.]
One Rent-Way Place
Erie, Pennsylvania 16505

____________, 2001

To Our Valued Employees:

        As a result of last year's accounting problems, you hold stock options of Rent-Way with an exercise price that exceeds the market price of our common stock. We are committed to overcoming those problems and returning Rent-Way to profitability. Part of our commitment is to create a stronger connection between the hard work you have shown and which we are asking from you, and the fruits of that hard work. Given our current stock price, that connection is currently weak at best.

        As a result, I am happy to announce that we will offer to exchange your outstanding options for new options. Here are the terms of the offer:

•	The exchange will be on a one-for-one basis. If you have 500 options and you accept our offer in full, you will receive 500 new options.

•	If you choose to exchange your options, you must exchange the entire amount of each grant. For example, if you were issued 500 options on May 1, 2000 that you wish to exchange, you must exchange all 500 options, rather than just a portion of them.

•	The exercise price of the new options will be the closing price of our common stock on the date the new options are granted.

•	You will vest in the new options one-half on the date the options are granted and one-half on the one-year anniversary of that date.

•	Should you participate, your new options will be issued six months and one day after the day this exchange offer closes. We expect to grant your new options on June 6, 2002.

•	You must remain our employee until the grant date of the new options. If you do not, you will receive nothing for the old options you exchanged.

        Our board of directors has authorized this offer. However, you must make your own decision based on your best judgment as to whether or not to accept it. We urge you to consult with your personal financial or tax advisor.

        If you wish to accept of this offer you should:

•	Review the enclosed materials, including the exchange offer document and the risks described in that document.

•	Check the correct boxes on the enclosed letter of transmittal and sign and date where shown.

•	Return the completed, signed and dated letter of transmittal via registered mail.

        If you have any questions about this offer, please contact Keith Henderson or Deborah Connors at Rent-Way, Inc., One Rent-Way Place, Erie, Pennsylvania 16505 (telephone number: (814) 455-5378).

Sincerely,

/s/ William E. Morgenstern

William E. Morgenstern
Chairman of the Board and Chief Executive Officer

Enclosures

EXHIBIT (a)(3)

LETTER OF TRANSMITTAL
TO EXCHANGE
OPTIONS TO PURCHASE COMMON STOCK OF RENT-WAY, INC.
FOR
NEW OPTIONS TO PURCHASE COMMON STOCK OF RENT-WAY, INC.
PURSUANT TO THE OFFER TO EXCHANGE DATED NOVEMBER 1, 2001

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT
5:00 P.M., EASTERN STANDARD TIME, ON DECEMBER 3, 2001,
UNLESS THE OFFER IS EXTENDED

To:
Mr. William A. McDonnell
Mr. Lawrence J. Gorski
Rent-Way, Inc.
One Rent-Way Place
Erie, Pennsylvania 16505
Telephone Number: (814) 455-5378

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

[  ] I hereby tender the following options to purchase shares (“Option Shares”) of common stock, no par value, of Rent-Way, Inc. (to validly tender for exchange your options you must check the box corresponding to that option grant in the table below):

Grant date of Option	Exercise price of option	Total number of Option Shares subject to option	Number of Option Shares being tendered	Plan or agreement under which option was granted
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ] I do not offer for exchange any Option Shares.

To Rent-Way, Inc.:

        Upon the terms and subject to the conditions set forth in the offer to exchange dated November 1, 2001 (the "Offer to Exchange"), receipt of which I hereby acknowledge, and in this letter of transmittal, I, the undersigned, hereby tender to Rent-Way, Inc. (the "Company"), a Pennsylvania corporation, the option to purchase shares ("Option Shares") of common stock, no par value, of the Company (the "Common Stock") specified in the table on page 1 of this letter (the "Options") in exchange for new options to purchase shares of Common Stock equal in number to the number of Option Shares subject to the Options that I tender for exchange hereby, subject to adjustment for stock splits, reverse stock splits, stock dividends and similar events ("New Options"). Subject to the discretion of the Company's Board of Directors, all New Options will be subject to the terms of the Company's stock option plan under which the Options tendered hereby were granted, if applicable (the "Plan"), and to a new option agreement between the Company and me.

        Subject to, and effective upon, the Company's acceptance for exchange of the Options tendered with this letter in accordance with the terms and subject to the conditions of the Offer to Exchange (including, if extended or amended, the terms and conditions of any such extension or amendment), I hereby sell, assign and transfer to, or upon the order of, the Company all right, title and interest in and to all of the Options that I am tendering hereby. I acknowledge that the Company has advised me to consult with my own advisors as to the consequences of participating or not participating in the offer. I agree that this letter is an amendment to the option agreement or agreements to which the Options I am tendering hereby are subject.

        I hereby represent and warrant that I have full power and authority to tender the Options tendered hereby and that, when and to the extent such Options are accepted for exchange by the Company, such Options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, other than pursuant to the applicable option agreement, and such Options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange of the Options I am tendering hereby.

        All authority herein conferred or agreed to be conferred will not be affected by, and will survive, my death or incapacity, and all of my obligations hereunder will be binding upon my heirs, personal representatives, successors and assigns. Except as stated in the offer, this tender is irrevocable.

        By execution hereof, I understand that my tender of Options pursuant to the procedure described in the Offer to Exchange and in the instructions to this letter will constitute my acceptance of the terms and conditions of the offer. The Company's acceptance for exchange of Options tendered pursuant to the offer will constitute a binding agreement between the Company and me upon the terms and subject to the conditions of the offer.

        I acknowledge that the New Options that I will receive (1) will not be granted until on or about the first business day that is at least six months and one day after the date the Options tendered hereby are accepted for exchange and cancelled and (2) will be subject to the terms and conditions set forth in a new option agreement between the Company and me that will be forwarded to me on or about the grant date of the New Options. I acknowledge that if I am an employee of the Company on the date I tender Options, I must remain an employee of the Company through the date the New Options are granted in order to receive New Options. I acknowledge that if I do not remain an employee, I will not receive any New Options or any other compensation for the Options that I tender and that are accepted for exchange and cancelled pursuant to the offer.

        The name of the registered holder of the Options tendered hereby appears below exactly as it appears on the option agreement or agreements representing the Options. The table above lists for each Option the grant date, the exercise price, the total number of Option Shares subject to the Option, the number of Option Shares I am tendering and the plan under which the Options were granted, if any. I understand that I may tender all or any portion of my outstanding options and that I am not required to tender any of my options in the offer. I understand that all unexpired and unexercised Options in any individual grant must be tendered if any are tendered. I understand that all of such Options properly tendered prior to the "Expiration Date" (as defined in the following sentence), accepted and cancelled by the Company and not properly withdrawn will be exchanged for New Options, upon the terms and subject to the conditions of the offer, including the conditions described in the Offer to Exchange. The term "Expiration Date" means 5:00 p.m., Eastern Standard Time, on December 3, 2001, unless and until the Company, in its discretion, extends the period of time during which the Offer will remain open, in which event the term "Expiration Date" refers to the latest time and date at which the Offer, as so extended, expires.

        I recognize that, under certain circumstances set forth in the Offer to Exchange, the Company may terminate or amend the offer and postpone its acceptance and cancellation of any Options tendered for exchange. In any such event, I understand that the Options delivered herewith but not accepted for exchange will be returned to me at the address indicated below. I also recognize that, under certain circumstances set forth in the Offer to Exchange, including an acquisition of the Company, the Options that I have delivered for exchange may be cancelled without payment of any consideration to me.

        THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS OF OPTIONS BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER OR THE ISSUANCE OF NEW OPTIONS WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

        I have read, understand and agree to all of the terms and conditions of the offer made by the Offer to Exchange.

HOLDER PLEASE SIGN HERE
(See Instructions 1 and 4)

        You must complete and sign the following exactly as your name appears on the option agreement or agreements evidencing the Options you are tendering. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, please set forth the signer's full title and include with this letter proper evidence of the authority of such person to act in such capacity.

        SIGNATURE OF OPTION HOLDER

x________________________________________________
       (Signature of Holder or Authorized Signatory)

Date: ____________, 2001

Name:____________________________________________
          (Please Print)

Capacity:________________________________________

Address:_________________________________________

        _________________________________________
              (Please include ZIP code)

Telephone Number (with area code): (____) ____-________

Tax ID Number/Social Security Number:______________________________

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER TO EXCHANGE

        1.      Delivery of Letter of Transmittal. A properly completed and duly executed original of this letter, and any other documents required by this letter, must be received by the Company at its address set forth on the front cover of this letter on or before the Expiration Date.

        THE METHOD BY WHICH YOU DELIVER ANY REQUIRED DOCUMENTS IS AT YOUR RISK, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE COMPANY. IF YOU ELECT TO DELIVER YOUR DOCUMENTS BY MAIL, THE COMPANY RECOMMENDS THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY.

        Tenders of Options made pursuant to the offer may be withdrawn at any time prior to the Expiration Date. If the offer is extended by the Company beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, unless the Company accepts your tendered Options before December 3, 2001, you may withdraw your tendered Options at any time after January 2, 2002. To withdraw tendered Options, you must deliver a written withdrawal notice with the required information to the Company while you still have the right to withdraw the tendered Options. Withdrawals may not be rescinded and any Options withdrawn will thereafter be deemed not properly tendered for purposes of the offer unless such withdrawn Options are properly re-tendered prior to the Expiration Date by following the procedures described above.

        The Company will not accept any alternative, conditional or contingent tenders. All option holders by execution of this letter waive any right to receive any notice of the acceptance of their tender, except as provided for in the Offer to Exchange.

        2.      Inadequate Space. If the space provided herein is inadequate, the information requested by the first table in this letter regarding the Options tendered should be provided on a separate schedule attached hereto.

        3.      Returns. If you intend to tender options pursuant to the offer, you must check the appropriate boxes on the table on page 1 of this letter for each Option that you intend to tender. You may tender all or none of your Options. However, you may not tender a portion of an Option representing less than all of the Option Shares subject to an individual grant or representing less than a whole share of Common Stock.

        4.      Signatures on This Letter of Transmittal. If this letter is signed by the holder of the Options, the signature must correspond with the name as written on the face of the option agreement or agreements to which the Options are subject without alteration, enlargement or any change whatsoever. If this letter is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted with this letter.

        5.      Requests for Assistance or Additional Copies. Any questions or requests for assistance, as well as requests for additional copies of the Offer to Exchange, this letter or the withdrawal notice, may be directed to Keith Henderson or Deborah Connors at the address and telephone number given on the first page of this Letter. Copies will be furnished promptly at the Company's expense.

        6.      Irregularities. All questions as to the number of Option Shares subject to Options to be accepted for exchange, and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Options will be determined by the Company in its discretion, which determinations will be final and binding. The Company reserves the right to reject any or all tenders of Options the Company determines not to be in proper form or the acceptance of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the offer and any defect or irregularity in the tender of any particular Options, and the Company's interpretation of the terms of the offer (including these instructions) will be final and binding. No tender of Options will be deemed to be properly made until all defects or irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company determines. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and no person will incur any liability for failure to give any such notice.

        IMPORTANT: THIS LETTER, TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE COMPANY ON OR PRIOR TO THE EXPIRATION DATE.

        7.      Important Tax Information. You should refer to Section 15 of the Offer to Exchange, which contains important tax information.

EXHIBIT (a)(4)

WITHDRAWAL NOTICE

If you previously accepted Rent-Way, Inc.‘s offer to exchange options, and you would like to withdraw tendered options, you must sign this notice and return it to Rent-Way before 5:00 p.m., Eastern Standard Time, on December 3, 2001, unless the offer is extended. If you have questions, please contact Keith Henderson or Deborah Connors at Rent-Way, Inc., One Rent-Way Place, Erie, Pennsylvania 16505 (telephone number: (814) 455-5378).

To Rent-Way, Inc.:

        I previously received a copy of the Offer to Exchange dated November 1, 2001, the related cover letter, letter of transmittal and withdrawal notice. I signed and returned the letter of transmittal, in which I accepted Rent-Way's offer to exchange options. I now wish to withdraw tendered options. I have read and understand all of the terms and conditions of the Offer to Exchange.

        I understand that in order to withdraw tendered options, I must sign and deliver this notice to Rent-Way before 5:00 p.m., Eastern Standard Time, on December 3, 2001, or if Rent-Way extends the deadline to exchange options, before the extended expiration date of the offer.

[    ]   Pursuant to the terms and subject to the conditions of the Offer to Exchange, the letter of transmittal and this withdrawal notice, I hereby withdraw the following options to purchase shares (“Option Shares”) of common stock, no par value, of Rent-Way, Inc. (to validly withdraw such options, you must complete the following table or if you wish to withdraw all Option Shares tendered, write “All” in the table).

Grant date of option to be withdrawn	Exercise price of optionto be withdrawn	Total number of Option Shares subject to option being withdrawn	Number of Option Shares being withdrawn	Plan or agreement under which option was granted

        I have completed and signed the following exactly as my name appears on my original letter of transmittal.

x________________________________________________
       Signature

Date: ____________, 2001

Name:____________________________________________
          (Please Print)

Capacity:________________________________________

Address:_________________________________________
          (Please include zip code)

        _________________________________________
              (Please include ZIP code)

Telephone Number (with area code): (____) ____-________

Tax ID Number/Social Security Number:______________________________

EXHIBIT (a)(5)

[LOGO OF RENT-WAY, INC.]
LETTER TO TENDERING OPTION HOLDERS

To:
Address:

        Thank you for your participation in the Offer to Exchange. In return for your agreement to exchange the stock option(s) listed on the following page (the "Old Option(s)"), Rent-Way, Inc. hereby promises to grant you a stock option or options, as applicable, (the "New Option(s)") covering the same number of shares of our common stock as covered by your Old Option(s). We expect to issue the New Options on June 6, 2002. Each New Option will be granted under the same stock option plan under which it was granted (except for options granted under the Home Choice stock option plans we assumed in December 1998) or under a non-plan option agreement, as determined by the Compensation Committee of our Board of Directors in its sole discretion. Options granted under the Home Choice plans will be granted under our 1999 Stock Option Plan. Each New Option will be subject to the standard terms and conditions under the plan from which it is granted and a new option agreement between you and us.

        In order to receive New Options, you must remain in our employ through the date we grant New Options.This letter does not constitute a guarantee of employment with us for any period. Your employment with us remains "at-will" and can be terminated by either you or us at any time, with or without cause or notice, subject to the provisions of local law and any written agreement between you and us. If you or we terminate your employment with us for any reason before the New Options are granted, you will lose all rights you have to receive any New Options.

        This promise is subject to the terms and conditions of the Offer to Exchange dated November 1, 2001, the letter from William E. Morgenstern dated November 1, 2001, the letter of transmittal you previously completed and submitted to us and any withdrawal notice you previously completed and submitted to us, all of which are incorporated in this letter by reference. These documents reflect the entire agreement between you and us with respect to this transaction.

        Please call Keith Henderson or Deborah Connors at (814) 455-5378 with any questions you may have.

OLD OPTION(S):

The following Old Option(s) was/were cancelled on ______________, 2001:

Plan	Type	Grant Date	Total Number of Shares	Exercise Price	Unexercised Shares	Unexercised Vested Shares	Unvested Shares	Date Fully Vested**	Expiration Date

NEW OPTION(S):

Subject to the terms and conditions of the Offer to Exchange, we promise to grant you the following New Option(s) on June 6, 2002 in exchange for the Old Option(s):

Plan	Type	Grant Date	Total Number of Shares	Exercise Price**	Date Fully Vested**	Expiration Date

*	Will be the same type as the corresponding Old Option(s), to the maximum extent permitted by law.

**	Will be equal to the closing price of our common stock as reported by the New York Stock Exchange on the Grant Date of the New Option(s).

***	Will vest as follows: one-half of the shares underlying the New Option(s) will vest on the Grant Date of the New Option(s) and one-half of the shares underlying the New Option(s) will vest on the first anniversary of the Grant Date of the New Option(s).

The capitalized terms used but not otherwise defined in this letter have the following meanings:

Date Fully Vested - The date on which all of the shares underlying the option become fully vested and you earn the right to exercise and convert all of shares underlying the option into stock.

Exercise Price - The per share price at which the shares underlying the option may be acquired.

Expiration Date - The date the option expires, unless your employment with us terminates. The Plan under which your option is issued and your option agreement further explain other termination events and dates.

Grant Date - The date on which the option is granted to you.

Plan - The stock option plan under which your option is granted to you. Your option is subject to the terms and conditions of the Plan under which it is issued.

Type - Incentive stock option, or ISO, or non-qualified stock option, or NQSO.

Total Number of Shares - The total number of shares of Rent-Way, Inc. common stock, no par value, underlying the option.

Unexercised Shares - The total number of shares underlying the Old Option minus any shares exercised by you for stock. Note that only shares which are unexercised are covered by the Offer to Exchange.

Unexercised Vested Shares - Those shares underlying the Old Option which have vested and which you have the right to exercise for stock.

Unvested Shares - Those shares underlying the Old Option which have not vested and which you do not have the right to exercise for stock.

EXHIBIT (d)(4)

RENT-WAY, INC.

FORM OF STOCK OPTION AGREEMENT
UNDER THE 1992, 1995 AND 1999 STOCK OPTION PLAN

        THIS AGREEMENT (“Agreement”) is made and entered into as of this _____ day of ____________, 2001, by and between Rent-Way, Inc., a Pennsylvania corporation (the “Company”) and the undersigned employee (the “Optionee”).

WITNESSETH:

        WHEREAS, Optionee has tendered to the Company for exchange options to purchase shares of the Company’s common stock pursuant to a tender offer which expired __________, 2001 (the “Tender Offer”), which options were granted to Optionee under the Rent-Way 199_ Stock Option Plan (the “Plan”);

        WHEREAS, the Company has determined that an option to purchase shares of common stock of the Company be granted to Optionee under the Plan in exchange for the options tendered pursuant to the Tender Offer; and

        WHEREAS, the Board of Directors of the Company has approved the exchange and authorized the grant evidenced hereby;

        NOW, THEREFORE, in consideration of the premises, the mutual promises and representations contained in this Agreement, and intending to be legally bound, the parties agree as follows:

1.	Stock Option. The Company hereby grants to Optionee an option (the “Option”) to purchase, upon the terms and conditions set forth herein and in the Plan, that number of shares of common stock of the Company set forth on Exhibit A. Subject to the terms of the Plan and applicable law, the Option will be treated as an incentive stock option or as a non-qualified stock option (in each case as such terms are defined in the Plan) as set forth on Exhibit A.

2.	Terms of Stock Option. The Option is subject to the following terms and conditions:

a.	The exercise price is set forth on Exhibit A.

b.	The Option will vest and be exercisable in the manner set forth on Exhibit A.

c.	The Option may be exercised in whole or in part at any time or from time to time for the amount vested within a five year period from the date of grant by delivering a written notice (in the form attached hereto) to the Company and paying to the Company the exercise price. If Optionee ceases to be employed by, or ceases to be in the service of the Company for any reason other than death or disability, Optionee will have the right to exercise the Option at any time within three months after such termination, but only to the extent the Option was exercisable at the date of such termination. Any portion of the Option not then exercised will immediately expire following such three month period. In no event may the Option be exercised after its expiration date.

d.	The Option may be exercised only by Optionee during his or her lifetime, except in the case of death or disability, in which case it may be exercised, in whole or in part, within one year following such death or disability to the extent Optionee could have exercised the Option as of the date of death or disability, by the person or persons who acquire the Option by bequest or inheritance or by the Optionee’s legal representative. In no event may the Option be exercised after its expiration date. The determination of whether Optionee’s employment with or service to the Company has ceased due to disability will be made by the Compensation Committee of the Company’s Board of Directors or such other body administering the Plan in accordance with its terms.

e.	The Option will expire automatically and may not be exercised following the involuntary termination of Optionee’s employment with or service to the Company. The determination of whether Optionee’s employment with or service to the Company has been involuntarily terminated will be made by the Compensation Committee of the Company’s Board of Directors or such other body administering the Plan in accordance with its terms.

f.	The exercise price will be payable to the Company upon the exercise of the Option either (i) in cash or by check, (ii) by delivery of Company common stock already owned by Optionee having a fair market value equal to the exercise price or (iii) by a combination of (i) and (ii) above. The Option may also be exercised by delivery to the Company of an irrevocable written notice instructing the Company to deliver the shares deliverable upon exercise of the Option to a broker selected by the Company, subject to the broker’s written guarantee to deliver cash to the Company in the full amount of the exercise price due on the Option’s exercise. The fair market value of stock so delivered will be determined in the same manner as the exercise price in accordance with the terms of the Plan.

g.	The Option will expire automatically at 11:59 p.m. Erie, Pennsylvania local time on the fifth anniversary of the date of grant.

3.	Rights as Shareholder. Optionee will have no rights as a shareholder with respect to any shares covered by the Option until the date of the issuance of a stock certificate representing the shares acquired on exercise thereof.

4.	Investment Purpose. This Option is granted on the condition that the purchases of stock covered by the Option will be for investment purposes, and not with a view towards resale or distribution. However, in the event the stock subject to the Option is registered under the Securities Act of 1933, as amended, or a resale of stock without registration with the Securities and Exchange Commission would otherwise be permissible, such condition will be inoperative if, in the opinion of counsel for the Company, such condition is not required under the Securities Act of 1933 or any other applicable law, regulation, or rule of any governmental agency, national securities exchange or national securities association. All certificates for common stock issued by the Company pursuant to this Agreement may contain the following statement:

The securities represented by this certificate have not been registered under any applicable federal or state securities acts in reliance upon exemptions under those acts. These securities may not be transferred unless the Company receives a satisfactory opinion of counsel that such transfer has been registered or is exempt from registration under applicable securities laws.

5.	No Right to Continued Employment. Nothing in this agreement, the Plan or any agreement or instrument delivered in connection herewith or therewith confers upon Optionee the right to continue in the employ of or continue to provide service to the Company or to be entitled to any remuneration or benefits not set forth in this Agreement, the Plan or any other agreement, or to interfere with or limit in any way the right of the Company to terminate Optionee’s employment or service.

6.	Miscellaneous.

a.	This Agreement is binding upon the parties and their heirs, legal representatives, successors and assigns.

b.	This Agreement is subject to the terms of the Plan in all respects. Any term or provision hereof that is inconsistent with the Plan will be inoperative and the Plan will control.

c.	The Option represented hereby is not transferable by the Optionee except by will or the laws of descent and distribution.

d.	The Agreement is governed by and will be construed in accordance with the laws of the Commonwealth of Pennsylvania.

        IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and Optionee has signed this Agreement.

OPTIONEE: [INSERT NAME]	RENT-WAY, INC.
__________________________________ Signature of Optionee	By: ____________________________
__________________________________ Print Name of Optionee
__________________________________ Address
__________________________________ Address

EXHIBIT A

Number of shares subject to Option: __________

Tax status of Option:	Incentive Non-Qualified	[ ] [ ]

Exercise Price of Option: $_________

Exercisability:	The Option will vest and become exercisable as to ___ shares on the date of this Agreement and ___ shares on the first anniversary of the date of this Agreement.

EXERCISE OF STOCK OPTION AND DECLARATION

        Pursuant to the provisions of the stock option agreement entered into as of _______________, 2001 between Rent-Way, Inc. (the “Company”) and the undersigned as Optionee, I hereby exercise the Option granted thereunder to the extent of _____shares of common stock of the Company. I hereby make payment in full in accordance with the terms of the stock option agreement.

Date: _____________, 20__	________________________________ (Optionee Signature)
Print Name:______________________________
Social Security Number:__________________
Address:_________________________________

EXHIBIT (d)(5)

RENT-WAY, INC.

FORM OF NON-PLAN STOCK OPTION AGREEMENT

      THIS AGREEMENT (“Agreement”) is made and entered into as of this _____ day of ____________, 2001, by and between Rent-Way, Inc., a Pennsylvania corporation, (the “Company”) and the undersigned (the “Optionee”).

WITNESSETH:

        WHEREAS, Optionee has tendered to the Company for exchange options to purchase shares of the Company’s common stock pursuant to a tender offer which expired __________, 2001 (the “Tender Offer”);

        WHEREAS, the Company has determined that an option to purchase shares of common stock of the Company be granted to Optionee in exchange for the options tendered pursuant to the Tender Offer; and

        WHEREAS, the Board of Directors of the Company has approved the exchange and authorized the grant evidenced hereby;

        NOW, THEREFORE, in consideration of the premises, the mutual promises and representations contained in this Agreement, and intending to be legally bound, the parties agree as follows:

1.	Grant of Option. Effective as of the date hereof, the Optionee is hereby granted an option (the “Option”) to purchase that number of shares of common stock of the Company (“Stock”) set forth on Exhibit A, pursuant to the terms of this agreement. The Option is not intended to be and shall not be treated as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended.

2.	Exercise Price. The exercise price of the Option shall be as set forth on Exhibit A.

3.	Conditions to Exercisability. The Option shall become exercisable in the manner set forth on Exhibit A.

4.	Period of Option. The Option shall expire on the earliest to occur of:

a.	the fifth anniversary of the date of this Agreement;

b.	three (3) months following termination of the Optionee's employment with or service to the Company (as the case may be) for any reason other than death, disability or involuntary termination of employment;

c.	one (1) year following termination of the Optionee’s employment or service to the Company (as the case may be) by reason of the Optionee’s death or disability. In the event of the death or disability of the Optionee, the executors, administrators, legatees or distributees of the estate of the Optionee or the legal representative of the Optionee, as the case may be, shall have the right to exercise the Option in accordance with paragraph 5 hereof. In the event the Option is exercised by the executors, administrators, legatees or distributees of the estate of the Optionee, or the legal representative, as the case may be, the Company shall be under no obligation to issue shares of Stock hereunder unless and until the Company is satisfied that the person (or persons) exercising the Option is the duly appointed executor or administrator or the proper legatee or distributee of the estate of the Optionee or a duly authorized legal representative.

d.	The Option will expire and may not be exercised following the involuntary termination of Optionee’s employment with or service to the Company. The determination of whether Optionee’s employment with or service to the Company has been involuntarily terminated will be made by the Compensation Committee of the Company’s Board of Directors or such other body administering the Plan in accordance with its terms.

e.	The determination of whether the Optionee’s employment with or service to the Company has terminated by reason of disability or involuntary termination will be made by the Compensation Committee in its sole discretion.

5.	Exercise of Option.

a.	The Option shall be exercised in the following manner. The Optionee shall deliver to the Company written notice specifying the number of shares of Stock that the Optionee elects to purchase, which shall be a whole number of shares of Stock not less than 100. The Optionee must include with such notice full payment of the exercise price for the Stock being purchased pursuant to such notice. Payment of the exercise price must be made in cash or in shares of Stock having a Fair Market Value (as hereinafter defined) equal to such exercise price or in a combination of cash and Stock. “Fair Market Value” of a share of Stock shall mean (i) if the shares of Stock are then listed or admitted to trading on any national securities exchange, the last reported sales price of the shares of Stock sold in the regular way on the principal national securities exchange on which such Stock is listed or admitted to trade, or if no sales occurred on such date, the last sales price on the last preceding day on which such shares of Stock were sold on such exchange or (ii) if the shares of Stock are not then listed or admitted to trading on any national securities exchange, the last reported sale price of a share of Stock as reported on any National Association of Securities Dealers Automated Quotation System (“NASDAQ”) on the last preceding day on which such shares of Stock were reported sold, or (iii) if the shares of Stock are not then listed or admitted to trading on the national securities exchange or reported on NASDAQ, such value as the Board of Directors of the Company, acting in good faith and in its sole discretion, shall determine. On exercise of the Option, if the Company is required by law to withhold for the payment of taxes arising with respect to such exercise, such notice of exercise shall also be accompanied by payment in cash or, at the Company’s discretion, in shares of Stock already owned on the amount of any taxes which are required by law to be so withheld.

b.	In no event shall the Option be exercisable following the Optionee’s termination of employment or death to the extent the Option was not exercisable as of the date of the Optionee’s termination of employment or death.

c.	The Optionee will not be deemed to be a holder of any shares of Stock pursuant to exercise of the Option until the date of the issuance of a stock certificate for such shares and until such shares shall have been paid for in full.

6.	Certain Events. If the issued and outstanding shares of Stock are increased or decreased, or are changed into or exchanged for a different number or kind of shares or securities or other forms of property (including cash) or rights, as a result of one or more reorganizations, recapitalizations, spin-offs, stock splits, reverse stock splits, stock dividends or the like, appropriate adjustments shall be made in the number and/or kind of shares or securities or other forms of property (including cash) or rights for which this Option may thereafter be exercised, all without any change in the aggregate exercise price applicable to the unexercised portions of the Option, but with a corresponding adjustment in the exercise price per share or other unit. No fractional share of Stock shall be issued under this Option or in connection with any such adjustment. Such adjustment shall be made by the Board of Directors of the Company whose determinations as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.

7.	Requirements of Law. By accepting the Option, the Optionee represents and agrees for the Optionee and his transferees by will or the laws of descent and distribution that, unless a registration statement under the Securities Act of 1933, as amended, is in effect as to shares of Stock purchased upon the exercise of an Option, (a) any and all shares so purchased shall be acquired for the Optionee’s personal account and not with a view to or for the sale in connection with any distribution and (b) any certificate or certificates for shares of Stock purchased upon exercise of the Option may contain a legend, in form and content acceptable to the Company, setting forth the restricted nature of such shares of Stock. No certificate or certificates for shares of Stock purchased upon exercise of this Option shall be issued and delivered unless and until, in the opinion of legal counsel for the Company, such shares may be issued and delivered without causing the Company to be in violation of or incur any liability under federal, state or other securities law or any other requirement of law of any regulatory body having jurisdiction over the Company.

8.	Notices. Any notice to be given hereunder shall be in writing and shall be deemed given when delivered personally, sent by courier or telecopy or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below or to such other address as such party may subsequently give notice of hereunder in writing:

To Optionee at the address set forth on the signature page to this Agreement.

To the Company at:

Rent-Way, Inc.
3230 West Lake Road
Erie, Pennsylvania 16502
Attention: William A. McDonnell
Fax: 814-835-6865

With a copy to:

Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, New York 14203
Attention: John J. Zak

Any notice delivered personally or by courier under this paragraph shall be deemed given on the date delivered and any notice sent by telecopy or registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date telecopied or mailed.

9.	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Pennsylvania, without regard to its conflicts of laws principles.

10.	Amendments. The Board of Directors of the Company may at any time and from time to time amend this Agreement; provided, however, that no such amendment shall effect adversely any of the rights of the Optionee hereunder without the Optionee's consent.

11.	No Right to Continued Employment. Nothing in this Agreement shall confer upon the Optionee the right to continue in the employ of the Company or to be entitled to any remuneration or benefits not set forth herein or to interfere with or limit in any way the right of the Company to terminate the Optionee’s employment.

        IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer and Optionee has signed this Agreement.

OPTIONEE: [INSERT NAME]	RENT-WAY, INC.
__________________________________ Signature of Optionee	By: ____________________________
__________________________________ Print Name of Optionee
__________________________________ Address
__________________________________ Address

EXHIBIT A

Number of shares subject to Option: __________

Exercise Price of Option: $_________

Exercisability:	The Option will vest and become exercisable as to ___ shares on the date of this Agreement and ___ shares on the first anniversary of the date of this Agreement.

EXERCISE OF STOCK OPTION AND DECLARATION

        Pursuant to the provisions of the stock option agreement entered into as of _______________, 2001 between Rent-Way, Inc. (the “Company”) and the undersigned as Optionee, I hereby exercise the Option granted thereunder to the extent of _____shares of common stock of the Company. I hereby make payment in full in accordance with the terms of the stock option agreement.

Date: _____________, 20__	________________________________ (Optionee Signature)
Print Name:______________________________
Social Security Number:__________________
Address:_________________________________